Exhibit 99.2
ASML — Summary U.S. GAAP Consolidated Statements of Operations1

	Three months ended,				Twelve months ended,
(in thousands EUR, except per share data)	Dec 31, 2006		Dec 31, 2007		Dec 31, 2006		Dec 31, 2007

Net system sales	978,590		852,824		3,229,065		3,391,775
Net service and field option sales	88,937		120,063		368,039		416,904

Total net sales	1,067,527		972,887		3,597,104		3,808,679

Cost of sales	628,966		576,752		2,135,086		2,248,335

Gross profit on sales	438,561		396,135		1,462,018		1,560,344

Research and development costs, net of credits	106,915		129,313		386,567		486,141
Amortization of in process R&D	—		—		—		23,148
Selling, general and administrative costs	52,068		56,897		204,799		225,668

Income from operations	279,578		209,925		870,652		825,387
Interest income (expense)	5,775		5,494		(854)		33,451

Income from operations before income taxes	285,353		215,419		869,798		858,838
Provision for income taxes	(79,828)		(9,368)		(245,109)		(170,995)

Net income	205,525		206,051		624,689		687,843

Basic net income per ordinary share	0.43		0.47		1.32		1.49
Diluted net income per ordinary share	0.42	[2,3]	0.46	[3]	1.27	[2,3]	1.47	[3]

Number of ordinary shares used in computing per share amounts (in thousands):
Basic	474,485		439,317		474,860		462,406
Diluted	503,575	[2,3]	444,569	[3]	503,983	[2,3]	466,975	[3]
ASML — Ratios and Other Data1

	Three months ended,		Twelve months ended,
	Dec 31, 2006	Dec 31, 2007	Dec 31, 2006	Dec 31, 2007

Gross profit as a % of net sales	41.1	40.7	40.6	41.0
Income from operations as a % of net sales	26.2	21.6	24.2	21.7
Net income as a % of net sales	19.3	21.2	17.4	18.1
Shareholders’ equity as a % of total assets	54.6	46.9	54.6	46.9
Income taxes as a % of income before income taxes	28.0	4.3	28.2	19.9
Sales of systems total (in units)	72	55	266	260
ASP of systems sales (EUR million)	13.6	15.5	12.1	13.0
Value of backlog systems total (EUR million)	2,146	1,697	2,146	1,697
Backlog systems total (in units)	163	89	163	89
ASP of backlog systems (EUR million)	13.2	19.1	13.2	19.1
Value of bookings systems total (EUR million)	1,089	803	4,075	2,970
Net bookings total (in units)	84	54	334	186
ASP of bookings systems (EUR million)	13.0	14.9	12.2	16.0
Number of employees	5,594	6,582	5,594	6,582

ASML — Summary U.S. GAAP Consolidated Balance Sheets1

	Dec 31,	Dec 31,
(in thousands EUR)	2006	2007

ASSETS
Cash and cash equivalents	1,655,857	1,271,636
Accounts receivable, net	672,762	637,975
Inventories, net	808,481	1,102,210
Other current assets	288,938	307,547

Total current assets	3,426,038	3,319,368

Other assets	236,031	201,023
Goodwill	—	128,271
Other intangible assets	18,076	38,195
Property, plant and equipment, net	270,890	380,894

Total assets	3,951,035	4,067,751
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities	1,181,413	1,304,767
Convertible subordinated debt	380,000	—
Other long term debt and deferred liabilities	233,167	855,367
Shareholders’ equity	2,156,455	1,907,617

Total liabilities and shareholders’ equity	3,951,035	4,067,751
ASML — Summary U.S. GAAP Consolidated Statements of Cash Flows1

	Three months ended,		Twelve months ended,
(in thousands EUR)	Dec 31, 2006	Dec 31, 2007	Dec 31, 2006	Dec 31, 2007

CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	205,525	206,051	624,689	687,843
Depreciation and amortization	31,981	29,839	104,446	135,366
Change in tax assets and liabilities	(45,242)	(28,079)	28,289	(2,977)
Change in assets and liabilities	172,081	(135,694)	(279,917)	(149,937)

Net cash provided by operating activities	364,345	72,117	477,507	670,295
CASH FLOWS FROM INVESTING ACTIVITIES:
Purchases of property, plant and equipment	(23,064)	(53,964)	(70,619)	(179,152)
Proceeds from sale of property, plant and equipment	2,474	3,294	5,216	19,221
Purchase of intangible assets	(120)	—	(120)	—
Acquisition of subsidiary (net of cash)	—	—	—	(193,269)

Net cash used in investing activities	(20,710)	(50,670)	(65,523)	(353,200)
CASH FLOWS FROM FINANCING ACTIVITIES:
Net proceeds from issuance of shares and stock options	13,479	30,722	37,630	92,889
Capital repayment and purchase of shares	(277,635)	(1,215,459)	(678,385)	(1,371,712)
Excess tax benefits from stock options	1,116	187	1,116	1,187
Net proceeds from issuance of bonds	—	(35)	—	593,755
Redemption and/or repayment of debt	(7,395)	(7,843)	(8,318)	(9,718)

Net cash provided by (used in) financing activities	(270,435)	(1,192,428)	(647,957)	(693,599)

Net cash flows	73,200	(1,170,981)	(235,973)	(376,504)
Effect of changes in exchange rates on cash	1,768	(2,610)	(12,779)	(7,717)

Net increase (decrease) in cash & cash equivalents	74,968	(1,173,591)	(248,752)	(384,221)

ASML — Quarterly Summary U.S. GAAP Consolidated Statements of Operations1

	Three months ended,
	Dec 31,	Apr 1,	Jul 1,	Sep 30,	Dec 31,
(in millions EUR)	2006	2007	2007	2007	2007

Net system sales	978.6	858.9	830.8	849.2	852.8
Net service and field option sales	88.9	101.3	104.4	91.1	120.1

Total net sales	1,067.5	960.2	935.2	940.3	972.9

Cost of sales	628.9	567.6	550.7	553.2	576.8

Gross profit on sales	438.6	392.6	384.5	387.1	396.1

Research and development costs, net of credits	106.9	116.5	120.3	120.1	129.3
Amortization of in process R&D	—	23.1	—	—	—
Selling, general and administrative costs	52.1	56.3	56.4	56.0	56.9

Income from operations	279.6	196.7	207.8	211.0	209.9
Interest income (expense)	5.7	10.3	8.2	9.5	5.5

Income from operations before income taxes	285.3	207.0	216.0	220.5	215.4
Provision for income taxes	(79.8)	(53.7)	(55.5)	(52.5)	(9.3)

Net income	205.5	153.3	160.5	168.0	206.1
ASML — Quarterly Summary Ratios and other data1

	Three months ended,
	Dec 31,	Apr 1,	Jul 1,	Sep 30,	Dec 31,
	2006	2007	2007	2007	2007

Gross profit as a % of net sales	41.1	40.9	41.1	41.2	40.7
Income from operations as a % of net sales	26.2	20.5	22.2	22.4	21.6
Net income as a % of net sales	19.3	16.0	17.2	17.9	21.2
Shareholders’ equity as a % of total assets	54.6	53.5	47.5	35.9	46.9
Income taxes as a % of income before income taxes	28.0	25.9	25.7	23.8	4.3
Sales of systems total (in units)	72	77	69	59	55
ASP of system sales (EUR million)	13.6	11.2	12.0	14.4	15.5
Value of backlog systems total (EUR million)	2,146	2,163	1,745	1,769	1,697
Backlog systems total (in units)	163	148	109	90	89
ASP of backlog systems (EUR million)	13.2	14.6	16.0	19.7	19.1
Value of booking systems total (EUR million)	1,089	911	399	857	803
Net bookings total (in units)	84	62	30	40	54
ASP of bookings systems (EUR million)	13.0	14.7	13.3	21.4	14.9
Number of employees	5,594	5,975	6,213	6,403	6,582

ASML — Summary U.S. GAAP Consolidated Balance Sheets1

	Dec 31,	Apr 1,	Jul 1,	Sep 30,	Dec 31,
(in millions EUR)	2006	2007	2007	2007	2007

ASSETS
Cash and cash equivalents	1,655.9	1,463.2	2,299.2	2,445.2	1,271.6
Accounts receivable, net	672.7	648.6	567.8	611.7	638.0
Inventories, net	808.5	906.7	972.9	1,021.2	1,102.2
Other current assets	288.9	310.5	315.5	345.5	307.6

Total current assets	3,426.0	3,329.0	4,155.4	4,423.6	3,319.4

Other assets	236.0	216.4	246.0	183.4	201.0
Goodwill	—	141.7	140.2	133.4	128.3
Other intangible assets	18.1	52.9	49.7	44.2	38.2
Property, plant and equipment, net	270.9	288.5	313.5	343.3	380.9

Total assets	3,951.0	4,028.5	4,904.8	5,127.9	4,067.8
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities	1,181.4	1,221.3	1,321.5	2,380.1	1,304.8
Convertible subordinated debt	380.0	380.0	380.0	44.4	—
Other long term debt and deferred liabilities	233.1	270.7	875.6	860.5	855.4
Shareholders’ equity	2,156.5	2,156.5	2,327.7	1,842.9	1,907.6

Total liabilities and shareholders’ equity	3,951.0	4,028.5	4,904.8	5,127.9	4,067.8
ASML — Summary U.S. GAAP Consolidated Statements of Cash Flows1

	Three months ended,
	Dec 31,	Apr 1,	Jul 1,	Sep 30,	Dec 31,
(in millions EUR)	2006	2007	2007	2007	2007

CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	205.5	153.3	160.5	168.0	206.1
Depreciation and amortization	32.0	50.4	27.0	28.3	29.8
Change in tax assets and liabilities	(45.2)	30.9	11.1	(4.9)	(28.1)
Change in assets and liabilities	172.0	(61.3)	61.7	(22.2)	(135.7)

Net cash provided by operating activities	364.3	173.3	260.3	169.2	72.1
CASH FLOWS FROM INVESTING ACTIVITIES:
Purchases of property, plant and equipment	(23.1)	(35.8)	(39.7)	(49.7)	(54.0)
Proceeds from sale of property, plant and equipment	2.5	4.3	9.9	1.7	3.3
Purchases of intangible assets	(0.1)	(1.3)	(2.9)	(0.2)	—
Acquisition of subsidiary (net of cash)	—	(193.5)	—	—	—

Net cash used in investing activities	(20.7)	(226.3)	(32.7)	(48.2)	(50.7)
CASH FLOWS FROM FINANCING ACTIVITIES:
Net proceeds from issuance of shares and stock options	13.5	18.1	15.0	29.1	30.7
Capital repayment and purchase of shares	(277.6)	(156.3)	—	—	(1,215.5)
Excess tax benefits from stock options	1.1	0.6	0.1	0.2	0.2
Net proceeds from issuance of bonds	—	—	593.8	—	—
Redemption and/or repayment of debt	(7.4)	(0.2)	(0.1)	(1.5)	(7.8)

Net cash provided by (used in) financing activities	(270.4)	(137.8)	608.8	27.8	(1,192.4)

Net cash flows	73.2	(190.8)	836.4	148.8	(1,171.0)
Effect of changes in exchange rates on cash	1.8	(1.9)	(0.4)	(2.8)	(2.6)

Net increase (decrease) in cash & cash equivalents	75.0	(192.7)	836.0	146.0	(1,173.6)

ASML — Notes to the Summary U.S. GAAP Consolidated Financial Statements
Basis of Presentation
ASML follows accounting principles generally accepted in the United States of America (“U.S. GAAP”). Further disclosures, as required under U.S. GAAP in annual reports, are not included in the summary consolidated financial statements. Unless stated otherwise, the accompanying consolidated financial statements are stated in thousands of euros (“EUR”).
Principles of consolidation
The consolidated financial statements include the accounts of ASML Holding N.V. and all of its majority-owned subsidiaries. Subsidiaries are all entities over which ASML has the power to govern the financial and operating policies generally accompanying a shareholding of more than one half of the voting rights. All intercompany profits, balances and transactions have been eliminated in the consolidation.
Use of estimates
The preparation of ASML’s consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities on the balance sheet dates and the reported amounts of revenue and expense during the reported periods. Actual results could differ from those estimates.
Recognition of revenues
ASML recognizes revenue when all four revenue recognition criteria are met: persuasive evidence of an arrangement exists; delivery has occurred or services have been rendered; seller’s price to the buyer is fixed or determinable; and collectibility is reasonably assured. At ASML, this policy generally results in revenue recognition from the sale of a system upon shipment. The revenue from the installation of a system is generally recognized upon completion of that installation at the customer site. Each system undergoes, prior to shipment, a “Factory Acceptance Test” in ASML’s clean room facilities, effectively replicating the operating conditions that will be present on the customer’s site, in order to verify whether the system will meet its standard specifications and any additional technical and performance criteria agreed with the customer. A system is shipped, and revenue recognized, only after all specifications are met and customer sign-off is received or waived. Although each system’s performance is re-tested upon installation at the customer’s site, ASML has never failed to successfully complete installation of a system at a customer premises.
For arrangements containing multiple elements, the revenue relating to the undelivered elements is deferred at estimated fair value until delivery of these elements. Revenue from installation services and service contracts provided to our customers is initially deferred and is recognized when the installation is completed and, in case of service contracts, over the life of those contracts. Revenue from extended and enhanced warranty is recognized in income on a straight-line basis over the contract period. The costs of providing services under extended and enhanced warranty are recognized when they occur.

ASML — Reconciliation U.S. GAAP — IFRS1

Net income
	Three months ended,		Twelve months ended,
(in thousands EUR)	Dec 31, 2006	Dec 31, 2007	Dec 31, 2006	Dec 31, 2007

Net income under U.S. GAAP	205,525	206,051	624,689	687,843
Share-based Payments (see Note 1)	(5,657)	(875)	(3,855)	(582)
Capitalization of development costs (see Note 2)	9,921	20,513	38,953	50,089
Convertible Subordinated Notes (see Note 3)	(1,109)	—	(23,803)	(6,661)
Other (see Note 4)	—	8,852	—	1,204

Net income under IFRS	208,680	234,541	635,984	731,893

Shareholders’ equity
	Dec 31	Apr 1,	Jul 1,	Sep 30,	Dec 31,
(in thousands EUR)	2006	2007	2007	2007	2007

Shareholders’ equity under U.S. GAAP	2,156,455	2,156,472	2,327,742	1,842,883	1,907,617
Share-based Payments (see Note 1)	343	523	3,924	7,126	787
Capitalization of development costs (see Note 2)	90,769	113,451	110,749	120,344	138,424
Convertible Subordinated Notes (see Note 3)	31,416	29,239	27,019	2,894	—
Other (see Note 4)	—	—	—	—	8,852

Shareholders’ equity under IFRS	2,278,983	2,299,685	2,469,434	1,973,247	2,055,680
Notes to the reconciliation from U.S. GAAP to IFRS
Note 1 Share-based Payments
Under IFRS, ASML applies IFRS 2, “Share-based Payments” beginning from January 1, 2004. In accordance with IFRS 2, ASML records as an expense the fair value of its share-based payments with respect to stock options granted to its employees after November 7, 2002.
Under U.S. GAAP, until December 31, 2005, ASML accounted for stock option plans using the intrinsic value method in accordance with APB 25 “Accounting for stock issued to employees” and provided pro forma disclosure of the impact of the fair value method on net income and earnings per share in accordance with SFAS No. 123 “Accounting for Stock Based Compensation”. As of January 1, 2006, ASML applies SFAS No. 123(R) “Share-Based Payment” which is a revision of SFAS No.123. SFAS 123(R) requires companies to recognize the cost of employee services received in exchange for awards of equity instruments based upon the grant-date fair value of those instruments.
Note 2 Capitalization of development costs
Under IFRS, ASML applies IAS 38, “Intangible Assets”. During the second half of 2004, ASML made changes to its administrative systems in order to provide sufficient information to comply with IFRS beginning from January 1, 2005. Sufficient reliable information to account for capitalization of development expenditures under IFRS before January 1, 2005 is not available. Under IAS 38, capitalized development expenditures are amortized over the expected useful life of the related product generally ranging between 2 and 3 years. Amortization starts when the developed product is ready for volume production.
Under U.S. GAAP, ASML applies SFAS No. 2, “Accounting for Research and Development Costs”. In accordance with SFAS No. 2, ASML charges costs relating to research and development to operating expense as incurred.

Note 3 Convertible Subordinated Notes
Under IFRS, ASML applies IAS 32 “Financial instruments: Disclosure and presentation” and IAS 39 “Financial instruments: Recognition and measurement” beginning from January 1, 2005. In accordance with IAS 32 and IAS 39, ASML accounts separately for the equity and liability component of its convertible notes (“Split accounting”). The equity component relates to the grant of a conversion option to shares to the holder of the bond. Split accounting results in additional interest charges.
Under U.S. GAAP, ASML accounts for its convertible bonds as a liability at the principal amount outstanding. As of December 31, 2007 ASML has no Convertible Subordinated Notes outstanding.
Note 4 Other
Other differences between IFRS and U.S. GAAP mainly relate to a different accounting treatment of income tax.
“Safe Harbor” Statement under the U.S. Private Securities Litigation Reform Act of 1995: the matters discussed in this document may include forward-looking statements that are subject to risks and uncertainties including, but not limited to: economic conditions, product demand and semiconductor equipment industry capacity, worldwide demand and manufacturing capacity utilization for semiconductors (the principal product of our customer base), competitive products and pricing, manufacturing efficiencies, new product development, ability to enforce patents, the outcome of intellectual property litigation, availability of raw materials and critical manufacturing equipment, trade environment, and other risks indicated in the risk factors included in ASML’s Annual Report on Form 20-F and other filings with the U.S. Securities and Exchange Commission.

1.)	ASML Holding N.V. is currently finalizing the financial statements for the year ended December 31, 2007. The consolidated balance sheets of ASML Holding N.V. as of December 31, 2007, the related consolidated statements of operations and consolidated statements of cash flows for the year ended December 31, 2007 and all quarterly information in this press release are unaudited.

2.)	The calculation of diluted net income per ordinary share assumes conversion of our Subordinated Notes as such conversions would have a dilutive effect.

3.)	The calculation of diluted net income per ordinary share assumes the exercise of options issued under ASML stock option plans as such exercises would have a dilutive effect.